                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 10-SB/A
                        (POST-EFFECTIVE AMENDMENT NO. 1)

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                  SMALL BUSINESS ISSUERS UNDER SECTION 12(B) OR
                  12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

                             CONTINUUM GROUP B INC.
                             -----------------------
                 (Name of Small Business Issuer in its Charter)

             Nevada                                       20-0443565
----------------------------------------          ------------------------------
(State or Other Jurisdiction of                      IRS Employer ID Number
Incorporation or Organization)

   c/o Olshan Grundman Frome
   Rosenzweig & Wolosky LLP
     65 East 55th Street
     New York, New York                                      10022
----------------------------------------          ------------------------------
(Address of Principal Executive Offices)                   (Zip Code)

                                 (212) 451-2300
                                 --------------
                            (Issuer's Telephone Number)

           Securities to be registered under Section 12(b) of the Act:

  Title of Each Class                             Name of Each Exchange on Which
  to be so Registered                             Each Class is to be Registered
  -------------------                             ------------------------------

     Not Applicable                                       Not Applicable

           Securities to be registered under Section 12(g) of the Act:

                    Common Stock, $0.001 par value per share
                    ----------------------------------------
                                (Title of Class)

          The following Items are hereby amended and restated in their entirety:

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

GENERAL

          Continuum Group B Inc. ("Continuum B") was incorporated on January 5,
2000 under the laws of the State of Nevada pursuant to a Joint Plan of
Reorganization (the "Plan") for The Continuum Group, Inc. ("CGI") in Bankruptcy
Case No. 95-B-44222 (Chapter 11) in the U.S. Bankruptcy Court, Southern District
of New York (the "Bankruptcy Court"). The Bankruptcy Court entered an Order on
September 15, 1999 approving the Plan. We, along with three other companies,
Continuum Group A Inc., Continuum Group C Inc. and Continuum Group D Inc.
(collectively, the "Groups"), were specifically formed to affect the terms of the Plan.

          The Plan provided for the formation of the Groups and the issuance of
(a) 9,100,000 shares of each of the Groups' common stock to Hanover Capital
Corporation, which funded the Plan; (b) 500,000 shares of each of the Groups'
common stock to holders of CGI's allowed unsecured claims; and (c) 400,000 shares of each of the Groups' common stock to CGI's pre-bankruptcy stockholders.
The aggregate number of authorized shares we have authority to issue is
50,000,000; of which 45,000,000 is common stock, par value $.001 per share
("Common Stock"), and 5,000,000 is preferred stock, par value $.001 per share
("Preferred Stock").

          On May 5, 2000, we effected a one for 5.96 reverse stock split. All further references to shares are shown post reverse split. On December 14, 2000, we issued 2,308,064 shares of Common Stock to 16 individuals for services rendered. On April 2, 2001, we issued 63,000 shares of Common Stock to 2 individuals for services rendered. On August 27, 2003, we issued 2,300,000 shares of Common Stock to eight individuals and entities for services rendered.
As of November 26, 2003, we had 6,348,911 shares of Common Stock issued and outstanding. No shares of Preferred Stock are issued or outstanding.

          We have not engaged in any business operations other than
organizational activities. Since inception, we have been in the developmental stage and have had no operations. Other than issuing shares to our stockholders, we never commenced any operational activities. As a result, we can be defined as a "shell" or "blank check" company, whose sole purpose is to locate and consummate a merger or acquisition with a private entity.

          We are filing this registration statement on a voluntary basis because our primary attraction as a merger partner or acquisition vehicle will be our status as a reporting public company. Any business combination or transaction may potentially result in a significant issuance of shares and substantial dilution to our present stockholders.

                                  RISK FACTORS

          Our business is subject to numerous risk factors, including the following:

WE HAVE NO OPERATING HISTORY FOR EVALUATING OUR FUTURE BUSINESS PROSPECTS.

          We were incorporated in the state of Nevada on January 5, 2000. We have no operating history nor any revenues or earnings from operations since inception. We have little or no tangible assets or financial resources, and will, in all likelihood, continue to sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This will probably result in our incurring net operating losses that will increase continuously until we can consummate a business combination with a profitable business opportunity.

THERE IS NO ASSURANCE THAT OUR PROPOSED OPERATIONS WILL BE SUCCESSFUL.

          The success of our proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified business opportunity. While we intend to seek business combination(s) with entities having established operating histories, there can be no assurance that we will be successful in locating candidates meeting such criteria. In the event we complete a business combination, of which there can be no assurance, the success of our operations may be dependent upon management of the successor firm or venture partner firm and numerous other factors beyond our control. There is no assurance that we will identify such a business opportunity and consummate such a business combination. Finally, our officers and directors do not have any direct experience with blank check companies or related transactions.

STATE BLUE SKY REGISTRATION LAWS RESTRICT THE RESALE OF OUR STOCK.

          Transferability of our Common Stock is very limited because a significant number of states have enacted regulations pursuant to their securities laws, or so-called "blue sky" laws, restricting or prohibiting the initial sale and subsequent resale of securities of "blank check" companies like ours within that state. In addition, many states, while not specifically prohibiting or restricting "blank check" companies, would not register our securities for sale or resale within their states. Because of these regulations, we currently have no plan to register any of our securities with any state. To ensure that any state laws are not violated through the resale of our securities, we will refuse to register the transfer of any of its securities to residents of any state that prohibit such resale, or if no exemption is available for such resale. It is not anticipated that a secondary trading market for our securities will develop in any state until subsequent to consummation of a business combination, if at all.

WE FACE COMPETITION FOR BUSINESS OPPORTUNITIES AND COMBINATIONS, AND AS A RESULT
WE MAY NEVER COMPLETE A MERGER OR ACQUISITION.

          We are, and will continue to be, an insignificant participant in the business of seeking mergers, joint ventures, and acquisitions of small private and public entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies that may be desirable target candidates for us. Nearly all such entities have significantly greater financial resources, technical expertise, and managerial capabilities than we do, and consequently, we are at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, we also compete in seeking merger or acquisition candidates with numerous other small public companies.

OUR OFFICERS AND DIRECTORS WILL ONLY DEVOTE PART TIME EFFORTS DUE TO THEIR
INVOLVEMENT IN OTHER BUSINESS INTERESTS, WHICH MAY FURTHER LIMIT OUR LIKELIHOOD
OF SUCCESS.

          While seeking a business combination, our officers and directors anticipate devoting up to twenty hours per month to our business. They will be the only people responsible in conducting our daily operations, including searches, evaluations, and negotiations with potential merger or acquisition candidates. We have not entered into any written employment agreement with any officers or directors and do not expect to do so in the foreseeable future. We have not obtained key man life insurance on any officer or director. See "Item 5
- Directors, Executive Officers, Promoters and Control Persons."

WE MAY HAVE POTENTIAL BUSINESS CONFLICTS OF INTEREST WITH OTHER COMPANIES FORMED
BY OUR OFFICERS AND DIRECTORS, WHICH MAY NOT NECESSARILY BE FAVORABLE TO US.

          Our officers and directors participate in other business ventures that may compete directly with ours, including three other blank check companies.
Additional conflicts of interest and non-arms length transactions may also arise in the future. We have adopted a policy that we will not enter into a business combination with any entity in which any member of management serves as an officer, director or partner, or in which such person or such person's affiliates or associates hold any ownership interest. The terms of a business combination may include that certain of our officers and directors remain in the new combination. Our officers and directors would directly benefit from such employment. Such benefits may influence our officers and directors choice of a target company. Our Articles of Incorporation provide that we indemnify our officers and directors for liabilities, which can include liabilities arising under the securities laws. Therefore, our assets could be used, or attached, to satisfy any liabilities subject to this indemnification. See "Item 5 -
Directors, Executive Officers, Promoters and Control Persons--Conflicts of
Interest."

OUR LACK OF MARKET RESEARCH OR MARKETING ORGANIZATION COULD ADVERSELY AFFECT OUR
ABILITY TO SUCCESSFULLY FIND AND CONCLUDE A MERGER OR ACQUISITION.

          We have neither conducted, nor have others made available to us, results of market research indicating that market demand exists for the transactions contemplated by us. Moreover, we do not have, and do not plan to establish, a marketing organization. Even in the event demand is identified for a merger or acquisition contemplated by us, there is no assurance we will be successful in completing a business combination.

IF WE ARE CHARACTERIZED AS AN INVESTMENT COMPANY, WE FACE SIGNIFICANT LEGAL
REQUIREMENTS THAT HAVE THE POTENTIAL TO SUBJECT US TO SUBSTANTIAL LIABILITY AND
INCREASE OUR COSTS OF DOING BUSINESS.

          Although we will be subject to regulation under the Securities
Exchange Act of 1934 (the "Exchange Act"), we believe we will not be subject to regulation under the Investment Company Act of 1940, insofar as we are not engaged in the business of investing or trading in securities. In the event we engage in business combinations that result in our holding passive investment interests in a number of entities, we could be subject to regulation under the
Investment Company Act of 1940. In this event, we would be required to register as an investment company and would incur significant registration and compliance costs. We have obtained no formal determination from the Securities and Exchange
Commission as to our status under the Investment Company Act of 1940 and, consequently, any violation of the Act would subject us to material adverse consequences.

A CONSUMMATED MERGER OR ACQUISITION WILL LIKELY RESULT IN A CHANGE IN CONTROL,
AND OUR CURRENT MANAGEMENT WILL NO LONGER HAVE POWER TO INFLUENCE US.

          A business combination involving the issuance of our Common Stock will, in all likelihood, result in shareholders of a private company obtaining a controlling interest in us. Any such business combination may require our management to sell or transfer all or a portion of their Common Stock, or resign as members of the Board of Directors. The resulting change in our control could result in the removal of our current management and a corresponding reduction in or elimination of their participation in our future affairs.

TAXATION CONCERNS MAY INFLUENCE WHETHER A FUTURE IDENTIFIED BUSINESS OPPORTUNITY
PROCEEDS.

          Federal and state tax consequences will, in all likelihood, be major considerations in any business combination we undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. We intend to structure any business combination so as to minimize the federal and state tax consequences to the target entity and us; however, there can be no assurance that a business combination will meet the statutory requirements of a tax-free reorganization, or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes, which may have an adverse effect on both parties to the transaction.

REQUIREMENT OF AUDITED FINANCIAL STATEMENTS MAY DISQUALIFY BUSINESS
OPPORTUNITIES.

          Section 13 and 15(d) of the Exchange Act require companies subject thereto to provide certain information about significant acquisitions, including certified financial statements for the target entity acquired, covering one, two or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare such statements may preclude consummation of an otherwise desirable acquisition by
us. Acquisition prospects that do not have or are unable to obtain the required audited financial statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

          The following table sets forth, as of November 26, 2003, the number of shares of Common Stock beneficially owned by executive officers, directors and persons who hold 5% or more of our outstanding Common Stock. Also included are the shares held by all executive officers and directors as a group.

Name and Address                Amount and Nature of                     Percent
Of Beneficial Owner             Beneficial Owner (1)                     of Class
---------------------------------------------------------------------------------

Robert L. Frome                      2,130,734(2)                          33.6%
985 Fifth Avenue
New York, NY 10022

Michael Wainstein                    2,146,204                             33.8%
120 Everit Avenue
Hewlett, NY 11557

Christopher Silano                      --                                  --
14 Grant St., Apt. B
Tuckahoe, NY 10707

Ed Cowle                               682,885                             10.8%
201 East 87th St., Apt. 6C
New York, NY 10128

H. Deworth Williams                    682,885                             10.8%
c/o William Investment
56 West 400 South, Suite 200
Salt Lake City, Utah 84101

All officers and directors            4,276,938                            67.4%
as a group (3 persons)

NOTES:

1. Unless otherwise indicated, the named party is believed to have sole investment and voting control of the shares set forth in the above table.

2. Includes 96,946 shares held by Mr. Frome's wife, and 160,336 shares held by
Frome & Co, of which Mr. Frome is General Partner.

ITEM 6.  EXECUTIVE COMPENSATION.

          On April 2, 2001, Robert L. Frome and Michael Wainstein each received
31,500 shares of Common Stock, and on August 27, 2003, Robert L. Frome and
Michael Wainstein each received 1,100,000 and 1,104,000 shares of Common Stock, respectively, all as compensation for past services rendered on our behalf.
These issuances represent a nominal value. Other than these issuances, our officers and directors do not receive any compensation for their services rendered to us, have not received such compensation in the past, and are not accruing any compensation pursuant to any agreement with us.

          Our officers and directors will not receive any finder's fee, either directly or indirectly, as a result of their efforts to implement our business plan outlined herein. However, our officers and directors anticipate receiving benefits as beneficial shareholders of the Company. See "Item 4. Security
Ownership of Certain Beneficial Owners and Management."

          We have not adopted a retirement, pension, profit sharing, stock option or insurance programs or other similar programs for the benefit of its employees.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

None

                                     PART II

ITEM 1.   MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
          OTHER SHAREHOLDER MATTERS.

MARKET PRICE

          Currently, we have 6,348,911 shares of Common Stock issued and outstanding. Our Common Stock has never been traded. It is unlikely that our stock will be accepted for trading on any exchange or quotation system until completion of a merger or acquisition. It is likely if any such trading market developed it would be on the over the counter markets and be considered a "penny stock." There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

          As of November 24, 2003, there were approximately 181 holders of our
Common Stock.

          The Securities and Exchange Commission and National Association of
Securities Dealers have adopted the position that securities of blank check companies issued to affiliates and non-affiliates are ineligible for resale under Rule 144 unless those previously issued securities have been qualified by a registration statement. Since we are deemed to be a blank check company, our
6,348,911 currently outstanding shares of Common Stock will not be eligible for resale until they have been qualified by a registration statement. In general, under Rule 144, a person who has satisfied a one-year holding period, under certain circumstances, may sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding common shares or the average weekly trading volume during the four calendar weeks before such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of our company.

          DIVIDEND POLICY

          We have not paid any cash dividends on our Common Stock and presently intend to continue a policy of retaining earnings, if any, for reinvestment in our business.

          TRADING OF SECURITIES IN SECONDARY MARKET

          The National Securities Market Improvement Act of 1996 limited the authority of states to impose restrictions upon sales of securities made pursuant to Sections 4(1) and 4(3) of the Securities Act of companies which file reports under Sections 13 or 15(d) of the Exchange Act. Upon effectiveness of this Registration Statement, we will be required to, and will, file reports under Section 13 of the Exchange Act. As a result, sales of our Common Stock in the secondary market by the holders thereof may then be made pursuant to Section
4(1) of the Securities Act (sales other than by an issuer, underwriter or broker). However, our security holders cannot rely on Rule 144 for resale transactions and therefore can only be resold through Registration under the
Securities Act.

          Following a business combination, a target company will normally wish to list our Common Stock for trading in one or more United States markets. The target company may elect to apply for such listing immediately following the business combination or at some later time.

          In order to qualify for listing on the Nasdaq SmallCap Market, a company must have at least (a) stockholders' equity of $5,000,000 or market capitalization of $50,000,000, or net income for two of the last three years of
$750,000; (b) public float of 1,000,000 shares with a market value of
$5,000,000; (c) a minimum bid price of $4.00; (d) three market makers; (e) 300 shareholders and, (f) an operating history of one year or, if less than one year, $50,000,000 in market capitalization. For continued listing on the Nasdaq
SmallCap Market, a company must have at least (i) stockholders' equity of
$2,500,000 or market capitalization of $35,000,000 or net income for two of the last three years of $500,000; (ii) a public float of 500,000 shares with a market value of $1,000,000; (iii) a minimum bid price of $1.00; (iv) two market makers; and (v) 300 shareholders.

          If, after a business combination, we do not meet the qualifications for listing on the Nasdaq SmallCap Market, we may apply for quotation of our securities on the NASD OTC Bulletin Board. In certain cases we may elect to have our securities initially quoted in the "pink sheets" published by the National
Quotation Bureau, Inc. On April 7, 2000, the Securities and Exchange Commission
issued a new ruling with regard to the reporting status under the Exchange Act of a non-reporting company after it acquired a reporting "blank check" company.
The SEC has revised its ruling that such Company would be a successor issuer to the reporting obligation of the "blank check" company by virtue of Commission
Rule 12g-3(a). Under the system, the concept of succession in part depends upon the nature of the company being succeeded. Thus, in Rule 12b-2, the definition of "succession" requires "the direct acquisition of the assets comprising a going business." The SEC stated a "blank check" company did not seem to satisfy these criteria. Consequently, Rule 12g-3(a) would not be applicable, and the non-reporting company would have to file a Form 10 or Form 10-SB registration statement in order to become an Exchange Act reporting company. Nonetheless, the
SEC recognized the long-standing availability of the "back door" registration procedure where a going business was acquired, and concluded that if we could provide the same, or at least some minimally acceptable level of information as issuers do in appropriate Rule 12g-3(a) cases, the SEC would raise no objection to the procedure. The same level of information is the information required by
Form 10 or Form 10-SB. A minimally acceptable level of information is complete audited and pro forma financial statements required by those forms. This information must be filed on Form 8-K12(g)3 within 15 days of the succession.

          The Form 8-K12(g)3 filing is the seminal event in this "back door"
filing procedure under the Exchange Act for the new combined operating company.
It is a particularly critical event where a formerly non-reporting company acquires a reporting "blank check" company. For this reason, the SEC treats these Form 8-K12(g)3 "back door" filings in the same way it treats Form 10 and
Form 10-SB filings. The SEC subjects them to its standards of review selection, and they may issue substantive comments on the sufficiency of the disclosures presented. Any disclosure deficiencies in the Form 8-K12(g)3 may impact the informed nature of trading markets for these securities. In accordance with its customary procedure for processing Exchange Act registration statements, the SEC will advise us of those situations where a Form 8-K12(g)3 "back door"
registration has been selected for review, when they have issued comments on it and when those comments have been cleared by the staff.

          Therefore, if we enter into a business combination with a
non-reporting company, such non-reporting company will not receive reporting status until the SEC has determined that it will not review the Form 8-K12(g)3 filing or the staff has cleared all of the comments. As a result, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the price of the securities offered.

                                   SIGNATURES

            In accordance with Section 12 of the Securities Exchange Act of
1934, the registrant caused this Post Effective Amendment No. 1 to Registration
Statement on Form 10-SB/A to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       CONTINUUM GROUP B INC.
                                            (Registrant)

                                       By: /s/ Robert L. Frome
                                          --------------------------------------
                                          Robert L. Frome
                                          President and Chairman

Date: September 23, 2004

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